As filed with the Securities and Exchange Commission on March 3, 2009

Registration No. 333-149441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post Effective Amendment No. 1
to
FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
Arbitron Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	52-0278528
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

9705 Patuxent Woods Drive
Columbia, MD	21046
(Address of Principal Executive	(Zip Code)
Offices)
ARBITRON INC. 1999 STOCK INCENTIVE PLAN
(Full Title of the Plan)
Timothy T. Smith, Esq.
Executive Vice President and Chief Legal Officer, Legal and Business Affairs, and Secretary
Arbitron Inc.
9705 Patuxent Woods Drive
Columbia, MD 21046
(Name and Address of Agent for Service)
(410) 312-8000
(Telephone Number, Including Area Code, of Agent for Service)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 of Arbitron, Inc. is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely in order to file revised Exhibits 23.2 and 24.1.
PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
     Item 8. Exhibits.
The Exhibits to this registration statement are listed in the Index to Exhibits.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 3 day of March, 2009.

ARBITRON INC. a Delaware corporation
By:	/s/ Michael P. Skarzynski
Michael P. Skarzynski
Chairman, President, and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Michael P. Skarzynski	President, and Chief Executive Officer	March 3, 2009

	Michael P. Skarzynski	(Principal executive officer)

	/s/ Sean R. Creamer	Executive Vice President of Finance and	March 3, 2009

	Sean R. Creamer	Planning and Chief Financial Officer (Principal financial and accounting officer)

*

	Shellye Archambeau	Director	March 3, 2009

*

	David W. Devonshire	Director	March 3, 2009

*

	Philip Guarascio	Director	March 3, 2009

*

	William T. Kerr	Director	March 3, 2009

*

	Larry E. Kittelberger	Director	March 3, 2009

*

	Stephen B. Morris	Director	March 3, 2009

*

	Luis G. Nogales	Director	March 3, 2009

*

	Richard A. Post	Director	March 3, 2009

By:	/s/ Timothy T. Smith		March 3, 2009
Timothy T. Smith As Attorney-in-fact (see Exhibit 24.1)

INDEX TO EXHIBITS

Number	Description

5.1**	Opinion of Timothy T. Smith, Executive Vice President and Chief Legal Officer, Legal and Business Affairs, and Secretary of the Registrant regarding the legality of the securities being registered

10.1**	Arbitron 1999 Stock Incentive Plan, as amended as of May 15, 2007 (Previously filed as Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q for the Quarter ended as of June 30, 2007 and incorporated herein by reference)

23.1**	Consent of Timothy T. Smith (included in Exhibit 5.1)

23.2*	Consent of KPMG LLP

24.1*	Powers of attorney

*	Filed Herewith

**	Previously Filed